April 10, 2013
Via EDGAR
Mr. Terence O'Brien, Branch Chief
Division of Corporate Finance
Mail Stop
U.S. Securities and Exchange Commission
Washington, D. C. 20549

Re:    American Power Group Corporation
Form 10-K for the Year Ended September 30, 2012
Form 10-Q for the Period Ended December 31, 2012
File No. 1-13776

Dear Mr. O'Brien:
This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated March 25, 2013 (the “Comment Letter”) to American Power Group Corporation (the “Company”) with respect to the filings referenced above.
Set forth below are the Company's responses to the comments in the Comment Letter. For your convenience, we have repeated your comments in bold.
Form 10-K for the year ended September 30, 2012

1.	Summary of Significant Accounting Policies, page 41

Revenue Recognition, page 41

1.
We have read your response to comment 8 in our letter dated February 28, 2013. Regarding the proposed disclosure you intend to provide for your multiple-element arrangements, please expand your accounting policy to explain the allocation of revenue in accordance with ASC 605-25-30. That is, it would appear that there is objective and reliable evidence of fair value for all units of accounting in these arrangements, and in such case, arrangement consideration would be allocated to the separate units based on relative fair value. Please explain further or otherwise revise your disclosure to indicate clear compliance therewith.

Response:
Revised Revenue Recognition Description- to be used in future filings
Our dual fuel conversion operations derive revenue from (1) product revenue which is earned from the sale and installation of dual fuel conversion equipment and (2) maintenance and service agreements. All components are purchased from external sources including several proprietary patented components which are configured by our internal engineering staff to a customer's specific diesel engine family. The components are assembled into installation kits by us and then delivered on site for installation. All installations are managed by an American Power Group led team or certified third party installer.

Overall, our services and dual fuel conversion equipment for both vehicular and stationary are generally sold based upon purchase orders or contracts with our customers that include fixed or determinable prices but do not include right of return provisions or other significant post-delivery obligations. We recognize revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, collectability is reasonably assured, and delivery occurs as directed by our customer. Service revenue, including engineering services, is recognized when the services are rendered and collectability is reasonably assured.

Percentage of Completion. Revenue from certain long-term, integrated project management contracts to provide and install our dual fuel conversion equipment for stationary power generation is reported on the percentage-of-completion method of accounting. Progress is generally based upon costs incurred to date in relation to the total estimated costs for each contract. Revisions in costs and earnings during the course of the contract are reflected in the accounting period in which facts requiring revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated loss is accrued.

Multiple-Element Arrangements. We also enter into Multiple-Element Arrangements to sell our dual fuel conversion equipment with engineering and installation services in both the stationary and vehicular applications. We recognize the revenue associated with the dual fuel conversion equipment based on its relative fair value as determined when sold separately when title and risk passes to our customer and recognize the service revenue when the service is complete using parameters specified in the first paragraph of this Revenue Recognition Policy.

11. Concentrations, page 54

2.
Please confirm your future filings will include the disclosures described in prior comment 13, when applicable, including the total amount of revenues from each customer that amounts to ten percent or more of your revenues.

Response:
We will make the recommended disclosures, including the total amount of revenues from each customer aggregating ten percent or more of our consolidated revenues as requested in subsequent filings as deemed appropriate.

3.
We have read your response to comment 13 in our letter dated February 28, 2013. Please confirm that you will include the clarifying information contained in your response in future filings, to the extent applicable. Also, you have told us that you believe that end customer interest “remains strong,” and that the loss of this significant individual customer “would be mitigated through the signing of additional Dealer/Installer agreements and increased vehicular revenue and vehicular engine family approvals anticipated over the coming months.” In your response letter, please tell us your basis for these beliefs. For example, you may indicate that you have signed X number of new agreements worth $Y, to be performed over Z months.

Response:
We will make the recommended disclosures, including the clarifying information noted in our February 28, 2013 response as requested in subsequent filings as deemed appropriate.

In support of our noted comment of “customer interest “remains strong,” and that the loss of this significant individual customer “would be mitigated through the signing of additional Dealer/Installer agreements and increased vehicular revenue and vehicular engine family approvals anticipated over the coming month”, we note the following as the basis for this belief:

•	Since January 2013, we have announced $2.4 million of orders from new oil and gas exploration/drilling companies.

•	Since January 2013, we have signed a new Certified Installer/Authorized Dealer agreement with Collicutt Energy Services covering Alberta and Western Canada. In addition, since January 2013 we have executed Certified Installer/Authorized Dealer agreements with 17 of the 18 WheelTime Network member companies. The WheelTime Network is North America's highest quality truck service network whose 18 member companies provide installation and warranty support through nearly 200 service centers, 2,800 service bays, 3,000 factory-trained technicians and 30 training facilities located across the United States and Canada.

•	In March 2013 we announced approval from the EPA for an additional 22 engine families bringing our overall total to 110, currently the most of anyone in the United States.

•
In March 2013 we announced that we partnered with Fitzgerald Glider Kits and the WheelTime Network to offer the nation's first natural gas dual fuel glider truck which will open a new market of potential vehicular sales not previously anticipated.

We once again affirm that,

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC comments or changes to disclosure in response to staff comments in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (781)-224-2411, if you have any further questions.

Sincerely,

/s/ Charles E. Coppa
Charles E. Coppa
Chief Financial Officer